

June 9, 2020

Christopher S. Ripley
President and Chief Executive Officer
Sinclair Broadcast Group, Inc.
10706 Beaver Dam Road
Hunt Valley, MD 21030

      Re: Sinclair Broadcast Group, Inc.
            Form 10-K for the Year Ended December 31, 2019
            Form 10-Q for the Quarter Ended March 31, 2020
            Form 8-K filed May 6, 2020
            File No. 000-26076

Dear Mr. Ripley:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 51

1.   In your Form 8-K filed May 6, 2020, you make references to Adjusted EBITDA and indicate that the non-GAAP measure is used in computing the Company's ability to borrow under your Bank Credit Agreement. If the calculation of Adjusted EBITDA is a material term of your Bank Credit Agreement and information about that covenant is material to an investor's understanding of your financial condition or liquidity, please revise your MD&A in future filings to disclose measures calculated pursuant to the covenant. Please refer to Question 102.09 of the Non-GAAP Financial Measures Compliance & Disclosures Interpretations at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

<u>Form 8-K filed May 6, 2020</u>

<u>Exhibt 99.1</u>
<u>Reconciliation of Non-GAAP Measurements - Unaudited, page 12</u>

2. Your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. In future filings please revise the title of this non-GAAP measure to distinguish it from EBITDA as commonly defined. Furthermore, although you consider EBITDA to be an measure of operating performance, your calculations of EBITDA and Adjusted EBITDA exclude charges or liabilities that require cash settlement. If you consider these measures to be both liquidity and operating performance measures, please revise to disclose that fact and also reconcile your non-GAAP liquidity measures to the most directly comparable GAAP liquidity measures. Refer to Question 103.01 of the Non-GAAP Financial Measures Compliance & Disclosures Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology